United States securities and exchange commission logo





                           February 9, 2021

       Sharon Fima
       Chief Executive Officer
       Meat-Tech 3D Ltd.
       18 Einstein St., P.O. Box 4061
       Ness Ziona 7414001 Israel

                                                        Re: Meat-Tech 3D Ltd.
                                                            Amendment No. 2 to
Confidential Draft Registration Statement on Form F-1
                                                            Submitted January
27, 2021
                                                            CIK No. 0001828098

       Dear Mr. Fima:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Confidential Draft Registration Statement on Form F-1

       Dilution, page 48

   1. We note your response to prior comment 2. Please expand the table on page 49 to disclose how the
numbers and percentages would change assuming the exercise of all warrant and options and
vesting of prior equity awards.
              You may contact Ernest Greene at (202) 551-3733 or Anne McConnell, Senior
       Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
       Legal Branch Chief, at (202) 551-3397 with any other questions.
 Sharon Fima
Meat-Tech 3D Ltd.
February 9, 2021
Page 2
                                 Sincerely,
FirstName LastNameSharon Fima
                                 Division of Corporation Finance
Comapany NameMeat-Tech 3D Ltd.
                                 Office of Manufacturing
February 9, 2021 Page 2
cc:       Brian Rosenzweig
FirstName LastName